Exhibit 99.1

CRITEO REPORTS RECORD RESULTS FOR THE SECOND QUARTER 2014

AND INCREASES FULL-YEAR 2014 GUIDANCE

NEW YORK – August 5, 2014 – Criteo S.A. (NASDAQ: CRTO), the performance advertising technology company, today announced its financial results for the second quarter ended June 30, 2014.

•	Revenue in the second quarter 2014 increased 66.3% (or 71.5% at constant currency1) to €165.3 million, compared with €99.4 million in the second quarter 2013.

•	Revenue excluding Traffic Acquisition Costs, or Revenue ex-TAC, in the second quarter 2014 grew 67.4% (or 72.1% at constant currency) to €67.0 million, or 40.5% of revenue, compared with €40.0 million, or 40.3% of revenue, in the second quarter 2013.

•	Net income in the second quarter 2014 increased by €8.0 million to €2.4 million, compared with a net loss of €5.6 million in the second quarter 2013.

•	Adjusted EBITDA for the second quarter 2014 was €13.2 million, an increase of €12.6 million (or €12.6 million at constant currency), compared with €0.7 million in the second quarter 2013.

•	Cash flow from operating activities in the second quarter 2014 increased 170.0% to €11.2 million, compared with €4.1 million in the second quarter 2013.

•	Free Cash Flow for the second quarter 2014 was €0.7 million, an increase of €3.2 million compared with a negative €2.5 million free cash flow in the second quarter 2013.

Executive Quote

“We delivered another record quarter exceeding our expectations, driven by focused execution across the business in all regions,” said JB Rudelle, Criteo’s co-founder and CEO. “We are very pleased by the success of our significant technology enhancements and the broadening of our client base across geographies.”

Operating Highlights

•	We rolled-out the new Criteo Engine to approximately 60% of our client base in the quarter, delivering a significant increase in post-click sales for those clients.

•	With our complete mobile solution on all leading browsers, we showed personalized mobile ads to 69% of our client base in the second quarter 2014.

•	Criteo’s year-over-year growth at constant currency in the Americas accelerated from 66% in the first quarter to 78% in the second quarter, driven by strong growth in the US.

•	Total number of clients grew by 564 in the second quarter to 6,131, representing a 43% year-over-year growth, including strong acceleration in the mid-market segment.

•	New client additions in the second quarter 2014 included:

•	In the Americas: Orvis, PartyCity

•	In EMEA: Abritel (Homeaway group), ING, PayPal, Samsung, VoyageSNCF.com

•	In Asia-Pacific: AB Road, music.jp

[1]	Variations at constant currency exclude the impact of foreign currency fluctuations and are computed by restating 2014 figures with the 2013 average exchange rates.

Revenue ex-TAC

Revenue ex-TAC grew 67.4% in the second quarter 2014, or 72.1% at constant currency, to €67.0 million, compared with €40.0 million in the second quarter 2013. This year-over-year performance was primarily driven by the broad-based growth of operations across our geographies, the expansion of our client base, particularly in the midmarket segment, and the continued roll-out of our product set to a greater share of clients across all markets.

•	In the Americas, revenue ex-TAC in the second quarter 2014 grew by 67.2% over the comparable quarter in 2013, or 77.7% at constant currency, to €18.6 million. The Americas represented approximately 28% of our global revenue ex-TAC in the second quarter 2014.

•	Revenue ex-TAC in EMEA in the second quarter 2014 increased by 61.0% over the same period last year, or 60.1% at constant currency, to €35.1 million. EMEA represented approximately 52% of our global revenue ex-TAC in the second quarter 2014.

•	Revenue ex-TAC in Asia-Pacific in the second quarter 2014 increased by 87.6% over the comparable quarter in 2013, or 100.5% at constant currency, to €13.3 million. Asia-Pacific accounted for approximately 20% of our global revenue ex-TAC in the second quarter 2014.

Revenue ex-TAC margin as a percentage of revenue in the second quarter 2014 was at 40.5%, representing a 0.2 percentage point increase compared with 40.3% in the second quarter of 2013.

Adjusted EBITDA and Operating Expenses

Adjusted EBITDA for the second quarter 2014 was €13.2 million, an increase of €12.6 million, or €12.6 million at constant currency, compared with €0.7 million in the second quarter 2013. This year-over-year increase in Adjusted EBITDA is primarily the result of the strong revenue ex-TAC performance in the quarter, as well as the favorable impact of some exceptional items, primarily an increase in R&D tax credit to be recognized in 2014, which were partially offset by our continued strong investments in the quarter.

Operating expenses in the second quarter of 2014 increased by 43.6% to €53.7 million, compared with the second quarter 2013. Excluding the impact of share-based compensation, pension costs, depreciation and amortization and acquisition-related deferred price consideration, which, taking all exclusions together, we reference as operating expenses on a “Non-IFRS basis,” our operating expenses in the second quarter 2014 were €49.1 million, an increase of 38.6% compared with the second quarter of 2013. This increase in operating expenses over the period was principally related to headcount growth across our three main functions - Research & Development, Sales & Operations and General & Administrative - as we continued to scale the whole Criteo organization to support anticipated future growth. In particular, our headcount in Sales & Operations increased by 60% year-over-year in an effort to capture market opportunity in our geographies, especially in our mid-market organization. We intend to continue to invest significantly through the remainder of the year, as well as accelerate our investments in Research & Development and Sales & Operations, as we progress toward our full potential.

Net Income and Adjusted Net Income

Net income for the second quarter 2014 was €2.4 million, representing a €8.0 million increase compared with a net loss of €5.6 million in the second quarter 2013. Net income available to shareholders of Criteo S.A. for the second quarter 2014 was €2.2 million, or €0.04 per diluted share, compared with a net loss of €5.6 million, or €0.11 per diluted share, in the second quarter 2013.

Adjusted Net Income for the second quarter 2014, or our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments, was €5.5 million, representing a €10.0 million increase compared with an Adjusted Net Loss of €4.4 million in the second quarter 2013.

Cash Flow and Cash Position

•	Our cash flow generated by operating activities in the second quarter 2014 increased by 170.0% to €11.2 million, compared with €4.1 million in the second quarter 2013.

•	Our free cash flow, defined as cash flow from operating activities less acquisition of intangible assets, property, plant and equipment, net of proceeds from disposal, was €0.7 million in the second quarter 2014, an increase of €3.2 million, compared with a negative €2.5 million free cash flow in the second quarter 2013.

•	Total cash, cash equivalents and short-term investments were at €242.9 million as of June 30, 2014. This represented an increase of €8.6 million compared with December 31, 2013, primarily the result of €8.4 million free cash flow generation over the period and proceeds from capital increases of €18.8 million, including the net proceeds of €16.4 million from the primary portion of the follow-on equity offering on the NASDAQ Global Market in March 2014, which were offset by the €18.8 million cash consideration for the acquisitions of Tedemis S.A. and AdQuantic SAS, in February 2014 and April 2014, respectively.

Business Outlook

The following forward-looking statements reflect Criteo’s expectations as of August 5, 2014.

Third Quarter 2014 Guidance:

•	Revenue ex-TAC for the third quarter ending September 30, 2014 is expected to be between €71 million and €73 million.

•	Adjusted EBITDA for the third quarter ending September 30, 2014 is expected to be between €10.5 million and €12.5 million.

Fiscal Year 2014 Guidance:

•	The Company is increasing its Revenue ex-TAC outlook for the fiscal year ending December 31, 2014, now expected to be between €280 million and €284 million.

•	The Company is increasing its Adjusted EBITDA outlook for the fiscal year ending December 31, 2014, now expected to be between €55.5 million and €59.5 million.

The above guidance assumes no additional acquisitions are completed during the quarter ending September 30, 2014 or the fiscal year ending December 31, 2014.

Non-IFRS Financial Measures

This press release and its attachments include the following financial measures defined as non-IFRS financial measures by the U.S. Securities and Exchange Commission (SEC): Revenue ex-TAC, Adjusted EBITDA, Adjusted Net Income, Free Cash Flow, Non-IFRS Operating Expenses and Revenue ex-TAC margin. These measures are not calculated in accordance with IFRS.

Revenue ex-TAC is our revenue excluding traffic acquisition costs (TAC) generated over the applicable measurement period. Revenue ex-TAC is a key measure used by our management and board of directors to evaluate our operating performance, generate future operating plans and make strategic decisions regarding the allocation of capital. In particular, we believe that the elimination of TAC from revenue can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Revenue ex-TAC provides useful information to investors and the market generally in understanding and evaluating our operating results in the same manner as our management and board of directors.

Adjusted EBITDA is our income (loss) from operations before interest, taxes, depreciation and amortization, adjusted to eliminate the impact of share-based compensation expense, pension service costs and acquisition-related deferred price consideration. Adjusted EBITDA is a key measure used by our management and board of directors to understand and evaluate our core operating performance and trends, to prepare and approve our annual budget and to develop short- and long-term operational plans. In particular, we believe that the elimination of non-cash compensation expense, pension costs and acquisition-related deferred price consideration in calculating Adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core business.

Adjusted Net Income is our net income adjusted to eliminate the impact of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration, and the tax impact of these adjustments. Adjusted Net Income is not a measure calculated in accordance with IFRS. In particular, we believe that the elimination of share-based compensation expense, amortization of acquisition-related intangible assets and acquisition-related deferred price consideration and the tax impact of these adjustments in calculating Adjusted Net Income can provide a useful measure for period-to-period comparisons of our core business. Accordingly, we believe that Adjusted Net Income provides useful information to investors and the market generally in understanding and evaluating our results of operations in the same manner as our management and board of directors.

Please refer to supplemental financial tables provided in the appendix of this press release for a reconciliation of Revenue ex-TAC to revenue, Adjusted EBITDA to net income and Adjusted Net Income to net income, the most comparable IFRS measurements. Our use of non-IFRS financial measures has limitations as analytical tools, and you should not consider them in isolation or as a substitute for analysis of our financial results as reported under the International Financial Reporting Standards (IFRS), as issued by the International Accounting Standards Board.

With respect to our expectations under “Business Outlook” above, reconciliation of Revenue ex-TAC and Adjusted EBITDA guidance to the closest corresponding IFRS measure is not available without unreasonable efforts on a forward-looking basis due to the high variability, complexity and low visibility with respect to the charges excluded from these non-IFRS measures; in particular, the measures and effects of stock-based compensation expense specific to equity compensation awards that are directly impacted by unpredictable fluctuations in our stock price. We expect the variability of the above charges to have a significant, and potentially unpredictable, impact on our future IFRS financial results.

These measures may be different than non-IFRS financial measures used by other companies. The presentation of this financial information is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with IFRS. Explanations of the Company’s non-IFRS financial measures, and reconciliations of these financial measures to the IFRS financial measures the Company considers most comparable, are included in the accompanying tables below.

Forward-Looking Statements Disclosure

This press release contains forward-looking statements that are inherently difficult to predict, including projected financial results for the quarter ending September 30, 2014 and the fiscal year ending December 31, 2014, our expectations regarding our market opportunity and future growth prospects and other statements that are not historical facts, and involve risks and uncertainties that could cause actual results to differ materially. Factors that might cause or contribute to such differences include, but are not limited to: recent growth rates not being indicative of future growth, uncertainty regarding legislative, regulatory or self-regulatory developments regarding internet privacy matters, uncertainty regarding our ability to access a consistent supply of internet display advertising inventory and expand access to such inventory, the investments in new business opportunities and the timing of these investments, the impact of competition, our ability to manage growth, potential fluctuations in operating results, our ability to grow our base of advertising clients, uncertainty regarding international growth and expansion, and the financial impact of maximizing revenue ex-TAC, as well as risks related to future opportunities and plans, including the uncertainty of expected future financial performance and results and those risks detailed from time-to-time under the caption “Risk Factors” and elsewhere in the Company’s SEC filings and reports, including the Company’s Registration Statement on Form F-1 filed with the SEC on March 20, 2014, as well as future filings and reports by the Company. The Company undertakes no duty or obligation to update any forward-looking statements contained in this release as a result of new information, future events, changes in expectations or otherwise.

Conference Call Information

Criteo will hold a conference call today, August 5, 2014, at 5:00pm ET, 11:00pm CET, to discuss Criteo’s second quarter 2014 operating and financial results, as well as other forward-looking information about Criteo’s business.

Conference call details are:

• US callers:	+1 646 254 3361, Conference ID: 6167661

• International callers:	+33 1 76 77 22 31, Conference ID: 1587781

The conference call will also be webcast simultaneously at http://ir.criteo.com.

About Criteo

Criteo delivers personalized performance advertising at an extensive scale. Measuring return on post-click sales, Criteo makes ROI transparent and easy to measure. Criteo has over 1,000 employees in 17 offices across the Americas, Europe and Asia-Pacific, serving over 6,000 advertisers worldwide with direct relationships with over 7,000 publishers.

For more information, please visit http://www.criteo.com

CRITEO S.A.

Consolidated Statement of Income

(Euros in thousands, except per share data)

(unaudited)

	Three Months Ended			Six Months Ended
	June 30,			June 30,
	2013	2014	Year-over- year growth	2013	2014	Year-over- year growth
Revenue	99,400	165,317	66.3%	194,260	317,836	63.6%

Cost of revenue
Traffic Acquisition cost (TAC)	-59,368	-98,294	65.6%	-116,922	-188,081	60.9%
Other cost of revenue	-5,708	-8,303	45.5%	-10,880	-15,749	44.7%

Gross Profit	34,323	58,720	71.1%	66,458	114,007	71.5%

Research & development expenses	-6,941	-10,829	56.0%	-13,194	-20,858	58.1%
Sales & operations expenses	-22,787	-31,787	39.5%	-40,083	-59,009	47.2%
General & administrative expenses	-7,659	-11,083	44.7%	-15,195	-22,898	50.7%
Total operating expenses	-37,387	-53,700	43.6%	-68,472	-102,765	50.1%

Income from operations	-3,064	5,020	-263.8%	-2,014	11,241	-658.2%
Financial income	-2,791	957	-134.3%	-2,545	1,762	-169.2%
Income before taxes	-5,855	5,977	-202.1%	-4,559	13,003	-385.2%
Provision for income taxes	236	-3,549	-1603.7%	-354	-6,754	1807.9%
Net income (loss)	-5,619	2,427	-143.2%	-4,913	6,249	-227.2%
- Net income (loss) available to shareholders of Criteo SA	-5,579	2,231		-4,799	5,722
- Net income (loss) available to non-controlling interests	-40	196		-114	527

Net income (loss) allocated to shareholders per share
- Basic	-0.12	0.04		-0.10	0.10
- Diluted	-0.11	0.04		-0.09	0.09

Basic	47,142,162	57,776,805		47,142,162	57,776,805
Diluted	51,673,826	62,351,902		51,673,826	62,351,902

CRITEO S.A.

Consolidated Statement of Financial Position

(Euros in thousands)

(unaudited)

	December 31,	June 30,
	2013	2014
Goodwill	4,191	22,828
Intangible assets	6,624	11,833
Property, plant and equipment	24,716	31,751
Non-current financial assets	7,627	8,504
Deferred tax assets	4,486	3,327

TOTAL NON-CURRENT ASSETS	47,644	78,243

Trade receivables	87,643	115,948
Current tax assets	8,014	3,885
Other current assets	13,466	22,126
Cash and cash equivalents	234,343	242,895

TOTAL CURRENT ASSETS	343,466	384,854

TOTAL ASSETS	391,110	463,097

Share capital	1,421	1,480
Additional paid-in capital	241,468	260,470
Currency translation reserve	1,384	744
Consolidated reserves	19,523	26,215
Retained earnings	1,065	5,724

Equity - attributable to shareholders of Criteo SA	264,861	294,633

Non-controlling interests	213	879

TOTAL EQUITY	265,074	295,512

Financial liabilities - non-current portion	6,119	6,779
Retirement benefit obligation	925	1,220
Deferred tax liabilities	303	2,296

TOTAL NON-CURRENT LIABILITIES	7,347	10,295

Financial liabilities - current portion	5,197	5,710
Provisions	830	1,020
Trade payables	75,889	97,237
Current tax liabilities	1,549	5,267
Other current liabilities	35,224	48,056

TOTAL CURRENT LIABILITIES	118,689	157,290

TOTAL LIABILITIES	126,036	167,585

TOTAL EQUITY AND LIABILITIES	391,110	463,097

CRITEO S.A.

Consolidated Statement of Cash Flows

(Euros in thousands)

(unaudited)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2013	2014	2013	2014
Net income (loss)	-5,619	2,429	-4,913	6,251

Non-cash and non-operating items	4,069	11,819	8,526	23,045

- Amortization and provisions	3,108	5,806	5,440	10,642
- Share-based payment expense	1,189	2,368	2,715	5,623
- Net gain or loss on disposal of non-current assets	—	37	5	38
- Interest paid	4	9	4	9
- Non-cash financial income and expenses	4	50	8	-21
- Change in deferred taxes	—	182	—	909
- Income tax for the period	-236	3,367	354	5,845

Changes in working capital related to operating activities	10,356	-5,330	11,581	-9,113

- (Increase) / decrease in trade receivables	-4,306	-14,912	-7,684	-23,818
- Increase / (decrease) in trade payables	13,948	6,935	19,050	16,339
- (Increase) / decrease in other current assets	-3,742	-162	-9,480	-7,137
- Increase / (decrease) in other current liabilities	4,456	2,809	9,695	5,503

Income taxes paid	-4,673	2,244	-6,475	2,416

CASH FROM OPERATING ACTIVITIES	4,134	11,162	8,719	22,599

Acquisition of intangible assets, property, plant and equipment	-6,590	-10,459	-9,079	-14,240
Proceeds from disposal of intangible assets, property, plant and equipment	—	3	—	14

FREE CASH FLOW	-2,456	706	-360	8,373

Investments		-2,795		-18,775
Change in other non-current financial assets	231	-696	-766	-738

CASH USED FOR INVESTING ACTIVITIES	-6,359	-13,948	-9,845	-33,739

Issuance of long-term borrowings	8,000	3,000	8,000	3,000
Repayment of borrowings	-547	-1,211	-1,059	-2,466
Interests paid	-4	-9	-4	-9
Proceeds from capital increase	102	1,990	153	18,778
Change in other financial liabilities		3	—	7

CASH FROM (USED FOR) FINANCING ACTIVITIES	7,551	3,773	7,090	19,310

CHANGE IN NET CASH & CASH EQUIVALENTS	5,324	987	5,963	8,170

Net cash & cash equivalents at beginning of period	43,873	241,786	43,262	234,342
Effect of exchange rates changes on cash and cash equivalents	-1,306	122	-1,334	383

Net cash & cash equivalents at end of period	47,891	242,895	47,891	242,895

CRITEO S.A.

Reconciliation of Revenue ex-TAC by Region to Revenue by Region

(Euros in thousands)

(unaudited)

		Three Months Ended June 30,					Six Months Ended June 30,
	Region	2013	2014	Year-over- year growth	Year-over-year growth at constant currency	Region	2013	2014	Year-over- year growth	Year-over-year growth at constant currency

Revenue	Americas	28,846	46,942	62.7%	73.3%	Americas	53,871	84,572	57.0%	68.0%
	EMEA	53,348	84,187	57.8%	57.0%	EMEA	107,777	168,040	55.9%	55.3%
	Asia-Pacific	17,206	34,187	98.7%	113.5%	Asia-Pacific	32,612	65,224	100.0%	121.7%

	Total	99,400	165,316	66.3%	71.5%	Total	194,260	317,836	63.6%	70.0%

Traffic acquisition costs	Americas	-17,722	-28,342	59.9%	70.6%	Americas	-33,177	-51,247	54.5%	65.5%
	EMEA	-31,541	-49,086	55.6%	54.9%	EMEA	-64,807	-97,619	50.6%	50.1%
	Asia-Pacific	-10,105	-20,866	106.5%	122.6%	Asia-Pacific	-18,938	-39,215	107.1%	130.1%

	Total	-59,368	-98,294	65.6%	71.1%	Total	-116,922	-188,081	60.9%	67.4%

Revenue ex-TAC	Americas	11,124	18,600	67.2%	77.7%	Americas	20,694	33,325	61.0%	72.1%
	EMEA	21,807	35,101	61.0%	60.1%	EMEA	42,970	70,421	63.9%	63.2%
	Asia-Pacific	7,101	13,321	87.6%	100.5%	Asia-Pacific	13,674	26,009	90.2%	110.0%

	Total	40,032	67,022	67.4%	72.1%	Total	77,338	129,755	67.8%	73.8%

CRITEO S.A.

Reconciliation of Adjusted EBITDA to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Reconciliation of Adjusted EBITDA to Net income
Net income (loss)	-5,619	2,427	-4,913	6,249
Adjustments:
Financial income (expense)	2,791	-957	2,545	-1,762
Provision for income taxes	-236	3,549	354	6,754
Share-based compensation expense	1,190	2,367	2,715	5,623

Research and development	278	487	559	1,093
Sales and operations	227	2,051	826	3,921
General and administrative	685	-171	1,330	609
Service cost-pension	80	73	171	182

Research and development	67	13	67	63
Sales and operations	58	41	58	67
General and administrative	-45	19	46	52
Depreciation and amortization expense	2,479	5,678	4,369	10,185

Cost of revenue	1,779	3,614	3,143	6,923
Research and development	77	1,252	229	1,664
Sales and operations	501	609	753	1,208
General and administrative	122	203	244	390
Acquisition-related deferred price consideration	0	108	0	519

Research and development	—	108	—	519
Sales and operations	—	—	—
General and administrative	—	—	—

Total net adjustments	6,304	10,818	10,154	21,501

Adjusted EBITDA	685	13,245	5,241	27,750

CRITEO S.A.

Detailed Information on Selected Items

(Euros in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014
Share-Based Compensation Expense
Research and development	278	487	559	1,093
Sales and operations	227	2,051	826	3,921
General and administrative	685	-171	1,330	609

Total Share-Based Compensation Expense	1,190	2,367	2,715	5,623

Pension costs
Research and development	67	13	67	63
Sales and operations	58	41	58	67
General and administrative	-45	19	46	52

Total Pension costs	80	73	171	182

Depreciation and Amortization Expense
Cost of revenue	1,779	3,614	3,143	6,923
Research and development	77	1,252	229	1,664
Sales and operations	501	609	753	1,208
General and administrative	122	203	244	390

Total Depreciation and Amortization Expense	2,479	5,678	4,369	10,185

Acquisition-related deferred price consideration
Research and development	—	108	—	519
Sales and operations	—	—	—	—
General and administrative	—	—	—	—

Total Acquisition-related deferred price consideration	—	108	—	519

CRITEO S.A.

Reconciliation of Adjusted Net Income to Net Income

(Euros in thousands)

(unaudited)

	Three Months Ended June 30,		Six Months Ended June 30,
	2013	2014	2013	2014

Net income (loss)	-5,619	2,427	-4,913	6,249
Adjustments:
Share-based compensation expense	1,190	2,367	2,715	5,623
Amortization of acquisition-related intangible assets	—	946	—	1,126
Acquisition-related deferred price consideration	—	108	—	519
Tax impact of the above adjustments	—	-301	—	-339

Total net adjustments	1,190	3,119	2,715	6,928

Adjusted net income (loss)	-4,429	5,547	-2,198	13,178

CRITEO S.A.

Constant Currency Reconciliation

(Euros in thousands)

(unaudited)

	Three Months Ended June 30,			Six Months Ended June 30,
	2013	2014	Year- over- year growth	2013	2014	Year- over- year growth
Revenue as reported	99,400	165,317	66.3%	194,260	317,836	63.6%
Conversion impact euro/other currencies	—	5,170		—	12,389

Revenue at constant currency	99,400	170,486	71.5%	194,260	330,225	70.0%

Traffic acquisition costs as reported	59,368	98,294	65.6%	116,922	188,081	60.9%
Conversion impact euro/other currencies	—	3,281		—	7,693

Traffic acquisition costs at constant currency	59,368	101,575	71.1%	116,922	195,774	67.4%

Revenue ex-TAC as reported	40,032	67,023	67.4%	77,338	129,755	67.8%
Conversion impact euro/other currencies	—	1,888		—	4,696

Revenue ex-TAC at constant currency	40,032	68,911	72.1%	77,338	134,451	73.8%

Revenue ex-TAC / Revenue as reported	40.3%	40.5%		39.8%	40.8%

Other cost of revenue as reported	5,708	8,303	45.5%	10,880	15,749	44.8%
Conversion impact euro/other currencies	—	318		—	576

Other cost of revenue at constant currency	5,708	8,621	51.0%	10,880	16,325	50.0%

Adjusted EBITDA	685	13,245	1833.6%	5,241	27,750	429.5%
Conversion impact euro/other currencies	—	11			241

Adjusted EBITDA at constant currency	685	13,256	1835.1%	5,241	27,991	434.1%

CRITEO S.A.

Information on share count

(unaudited)

	At June 30,
	2013	2014
Shares outstanding as at January 1,	47,123,017	56,856,070
Weighted average number of shares issued during the period	19,145	920,735

Basic number of shares - Basic EPS basis	47,142,162	57,776,805

Dilutive effect of share options, warrants, employee warrants - Treasury method	4,531,664	4,575,097

Diluted number of shares - Diluted EPS basis	51,673,826	62,351,902

Shares outstanding as at June 30,	47,177,430	59,204,524

Total dilutive effect of share options, warrants, employee warrants	8,049,544	7,106,755

Fully diluted shares as at June 30,	55,226,974	66,311,279

CRITEO S.A.

Supplemental Financial Information and Operating Metrics

(unaudited)

	Q3 2012	Q4 2012	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Q1 2014	Q2 2014	YoY Change	QoQ Change

Clients	2,866	3,379	3,811	4,274	4,631	5,072	5,567	6,131	43.4%	10.1%

Revenue (‘000 euros)	72,142	86,571	94,862	99,400	113,811	135,889	152,520	165,316	66.3%	8.4%
Americas	18,800	25,740	25,025	28,846	30,473	38,660	37,630	46,942	62.7%	24.7%
EMEA	43,766	48,791	54,434	53,348	59,732	70,291	83,853	84,187	57.8%	0.4%
APAC	9,575	12,040	15,403	17,206	23,606	26,937	31,037	34,187	98.7%	10.1%

Revenue ex-TAC (‘000 euros)	29,316	35,331	37,306	40,032	46,815	54,855	62,733	67,022	67.4%	6.8%
Americas	7,443	9,938	9,570	11,124	11,896	15,108	14,725	18,600	67.2%	26.3%
EMEA	17,506	20,037	21,163	21,807	25,358	29,057	35,320	35,101	61.0%	-0.6%
APAC	4,367	5,355	6,573	7,101	9,561	10,690	12,688	13,321	87.6%	5.0%

Cash flow from operating activities (‘000 euros)	-3,145	7,561	4,585	4,134	3,731	12,255	11,437	11,162	170.0%	-2.4%

Capital expenditures (‘000 euros)	2,347	7,251	2,489	6,590	5,737	7,187	3,781	10,459	58.7%	176.6%

Net Cash Position (‘000 euros)	40,381	43,262	43,876	47,893	39,839	234,343	241,785	242,895	407.2%	0.5%

Days Sales Outstanding (days - end of month)	58.4	57.4	58.1	56.7	55.6	53.5	53.8	57.1	0.8%	6.2%

Contacts

Criteo Investor Relations	Criteo Public Relations

Edouard Lassalle, Head of IR e.lassalle@criteo.com	Emma Ferns, Global PR director e.ferns@criteo.com

Denise Garcia, ICR, Inc. denise.garcia@icrinc.com